UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-15160

BROOKFIELD CORPORATION

(Translation of registrant’s name into English)

Brookfield Place,
Suite 100,
181 Bay Street, P.O. Box 762,
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

This Report on Form 6-K is incorporated by reference into the registration statements of Brookfield Corporation on Form F-3 (File Nos. 333-182656, 333-261528, 333-274061, 333-276533-01 and 333-276534) and on Form S-8 (File Nos. 333-129631, 333-178260, 333-184108, 333-204848, 333-214948, 333-233871 and 333-268020) and the registration statements of Brookfield Corporation, Brookfield Finance II Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-279601, 333-279601-01 and 333-279601-02) and Brookfield Capital Finance LLC, Brookfield Finance II LLC, Brookfield Finance I (UK) PLC, and Brookfield Finance (Australia) Pty Ltd on Form F-3 (File Nos. 333-279602, 333-279602-01, 333-279602-02 and 333-279602-03).

EXHIBIT INDEX

Exhibit	Description
99.1	Certificate and Articles of Amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: June 6, 2025	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory